NO ACT

PE
12-12-13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

13003959

DIVISION OF
CORPORATION FINANCE

Received

JAN 08 2014

Washington, DC 20549

January 8, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-8-14

A. Jane Kamenz
The Coca-Cola Company
jkamenz@coca-cola.com

Re: The Coca-Cola Company
Incoming letter dated December 12, 2013

Dear Ms. Kamenz:

This is in response to your letter dated December 12, 2013 concerning the shareholder proposal submitted to Coca-Cola by Elton Shepherd. We also have received a letter from the proponent dated December 15, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Elton Shepherd
*** FISMA & OMB Memorandum M-07-16 ***

January 8, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming letter dated December 12, 2013

The proposal urges the board to preclude the release of unvested restricted stock awards and unvested performance share unit awards, unless approved by a vote of shareowners.

There appears to be some basis for your view that Coca-Cola may exclude the proposal under rule 14a-8(i)(7), as relating to Coca-Cola's ordinary business operations. In this regard, we note that the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors. Proposals that concern general employee compensation matters are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Raymond Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

McNair, Matt

From: chief shepherd*** FISMA & OMB Memorandum M-07-16 ***
Sent: Sunday, December 15, 2013 7:42 PM
To: shareholderproposals
Cc: jkamenz@coca-cola.com

Subject: Proposal to Coca-Cola from Elton Shepherd

U. S. Securities & Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N. E.
Washington, D. C. 20549

Re: Shareholder Proposal Submitted By Elton Shepherd To The Coca-Cola Company

Ladies & Gentlemen:

Coca-Cola has informed me of its intent to exclude my proposal from its 2014 proxy statement because I did not specifically limit it "to senior executives and Board members."

In order to comply with Commission proxy rules, and to satisfy Coca-Cola's objection, I respectfully submit the following revised proposal:

> Resolved that shareowners urge Coca-Cola's Board to preclude the release of ***Unvested*** restricted stock awards and ***Unvested*** Performance Share Unit awards to senior executives and Board members, unless approved by a vote of shareowners.

Thanks for every consideration.

Elton Shepherd

The Coca-Cola Company

A. Jane Kamenz
Securities Counsel
Office of the Secretary
Email: jkamenz@coca-cola.com

P.O. Box 1734
Atlanta, GA 30301
(404) 676-2187
Fax: (404) 598-2187

Rule 14a-8(i)(7)

December 12, 2013

BY E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Coca-Cola Company – Notice of Intent to Omit from Proxy Materials Shareholder Proposal Submitted by Elton Shepherd

Ladies and Gentlemen:

The Coca-Cola Company, a Delaware corporation (the "Company"), submits this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal and related supporting statement (the "Proposal") received from Elton Shepherd (the "Proponent") from its proxy materials for its 2014 Annual Meeting of Shareowners (the "2014 Proxy Materials"). The Proposal was received by the Company on November 1, 2013. The Company requests confirmation that the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2014 Proxy Materials in reliance on the provisions of Rule 14a-8(i) under the Exchange Act described below.

A copy of the Proposal and all related correspondence with the Proponent is attached as Exhibit A.

In accordance with *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its attachments are being e-mailed to the Staff at shareholderproposals@sec.gov. A copy of this letter and its attachments are simultaneously being sent to the Proponent as notice of the Company's intent to omit the Proposal from the 2014 Proxy Materials as required by Rule 14a-8(j). Pursuant to Rule 14a-8(k) and Section E of SLB No. 14D, the Company requests that the Proponent concurrently provide to the undersigned a copy of any correspondence that is submitted to the Commission or the Staff in response to this letter.

The Company currently intends to file its definitive 2014 Proxy Materials with the Commission on or about March 6, 2014 and this letter is being sent to the Staff more than 80 calendar days before such date in accordance with Rule 14a-8(j).

The Proposal[1]

The resolution contained in the Proposal states:

"Resolved that shareowners urge Coca-Cola's Board to preclude the release of ***Unvested*** restricted stock awards and ***Unvested*** Performance Share Unit awards, unless approved by a vote of shareowners."

Basis for Exclusion

The Company hereby respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations.

Analysis

The Proposal Is Excludable Pursuant to Rule 14a-8(i)(7) Because It Deals With A Matter Relating To The Company's Ordinary Business Operations, Namely General Compensation Matters

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such

[1] The entire Proposal, including the introductory and supporting statements to the Proposal, is set forth in Exhibit A to this letter.

problems at an annual shareholders meeting." *Release No. 34-40018* (May 21, 1998) (the "1998 Release")

The 1998 Release established two "central considerations" underlying the ordinary business exclusion. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second is that a proposal should not "seek[] to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff has previously stated that certain equity compensation proposals focusing solely on compensation paid to senior executive officers and directors are not considered matters within the "ordinary business operations" of a company and are not excludable under Rule 14a-8(i)(7). See *Staff Legal Bulletin No. 14A* (July 12, 2002). The Staff further stated in *SLB No. 14A*, however, that a company may rely on Rule 14a-8(i)(7) for exclusion of equity compensation proposals focusing more generally on a company's "general workforce" (including senior executive officers and directors).

The Proposal requests that unvested restricted stock awards and unvested performance share units ("PSUs") not be released unless approved by a vote of shareowners. The Proposal thus applies generally to the Company's grants of restricted stock and PSUs, and is expressly <u>not</u> limited to any specific group of the Company's employees or to the Company's senior executives and directors.

For this reason, the Staff has previously permitted exclusion of similar proposals from the Proponent on grounds that the proposal concerns "general compensation matters." In *The Coca-Cola Company* (January 3, 2008), the Staff found a shareholder proposal from the Proponent that related to general compensation matters to be within the Company's ordinary business operations because it requested that a significant percentage of future awards of restricted stock and performance share units be tied to specific performance metrics, that performance targets and timeframes be clearly communicated to shareholders, and that future awards of restricted stock and performance share units not be prematurely released or substantially altered without a shareholder vote (the "2008 Proposal"). In contrast to the 2008 Proposal, the shareholder proposals submitted by the Proponent to the Company and included in the Company's proxy statements for the 2009 and 2010 Annual Meetings of Shareowners, were specifically limited to senior executives and board members, and therefore in compliance with the Commission's proxy rules. These shareholder proposals were almost identical to the 2008 Proposal, with the exception that their application was specifically limited to senior executives and board members. The text of the shareholder proposals included in the Company's proxy statements for its 2009 and 2010 Annual Meetings of Shareowners are attached hereto as Exhibit B and Exhibit C, respectively. In addition, see *AmSouth Bancorporation* (January 12, 2006); *AmSouth Bancorporation* (January 17, 2005); and *AmSouth Bancorporation* (February 4, 2004). In each of these cited examples, the Proponent requested that AmSouth Bancorporation confine future grants of restricted stock to the same limitations contained in the 2008 Proposal, including the request that future awards of restricted stock not be prematurely released or substantially altered without a shareholder vote. The Staff permitted their exclusion as relating to general compensation matters.

The Proposal clearly applies to the Company's equity compensation programs generally and is not focused on any specific group of the Company's employees, including the Company's senior executives. Accordingly, the Proposal is excludable under Rule 14a-8(i)(7) as an ordinary business matter (i.e., general compensation matters).

Conclusion

For the reasons set forth above, the Company respectfully requests confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is excluded from the 2014 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, the Company would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response.

Should the Staff have any questions regarding this matter, please feel free to call me at (404) 676-2187.

Sincerely,

A. Jane Kamenz

A. Jane Kamenz
Securities Counsel

c: Elton Shepherd
Gloria K. Bowden
Mark E. Preisinger

Enclosures

Exhibit A

elton shepherd

*** FISMA & OMB Memorandum M-07-16 ***

October 25, 2013

Gloria K. Bowden - Associate General Counsel & Secretary
Coca-Cola Company
1 Coca-Cola Plaza
Atlanta, Georgia 30313

Reference: 2014 Shareowner Proposal to the Coca-Cola Company Dated October 25, 2013.

Dear Ms. Bowden:

Attached please find a shareowner proposal that I wish to include in Coca-Cola's 2014 proxy.

Also attached is correspondence from the Edward Jones Company, confirming their status as record holder of my 50,646 shares of Coca-Cola common stock. This correspondence confirms that I am eligible to submit a shareowner proposal because I have continuously and beneficially held from October 25, 2012 to October 25, 2013 at least $2,000 in market value of the Coca-Cola Company common stock entitled to be voted on my shareowner proposal at the 2014 annual meeting. Further, I confirm that I intend to hold my Coca-Cola stock through the date of the 2014 annual shareowner meeting.

Best wishes in all endeavors.

RECEIVED

NOV 1 2013

Office of the Secretary

2014 Shareowner Proposal Submitted By Elton Shepherd On October 25, 2013

Restricted Stock Is Free:

Established in 1983, Coca-Cola's Restricted Stock program typically awards a select group of senior executives "restricted" shares of Coca-Cola common stock each year.

Restricted shares generally do not "vest" for three years.

The cost of restricted stock is ***ZERO*** . . . thus, ***restricted stock is free!***

Some Awards Have Been Extraordinary:

Former CEO Roberto Goizueta . . . 11,232,000 free restricted shares.

Former President Don Keough . . . . 2,640,000 free restricted shares.

Coca-Cola Icon Robert Woodruff . . . . 0 free restricted shares.

Source: Coca-Cola Proxy Statements.

While the business acumen and leadership skills of Mr. Goizueta and Mr. Keough are acknowledged, thousands of front line employees worldwide also contributed to the growth and success of Coca-Cola.

Coca-Cola Has Repeatedly Released UNVESTED Free Restricted Shares:

In April 2000, former CEO Doug Ivester received 2,000,000 ***unvested*** free restricted shares worth $98 million dollars when he resigned. Source: New York Times article dated 3-4-2000.

Although Ivester resigned at age 52, his free restricted shares did not vest until age 55. Thus, these free restricted shares should have been forfeited. Nevertheless, Coca-Cola added three (3) years to Ivester's service record and released his ***unvested*** free restricted shares without a shareowner vote.

In 2008, former Senior VP Tom Mattia "retired" after just three (3) years of service. Though Mattia's free restricted share award did not vest until 2010, and therefore should have been forfeited, Coca-Cola released 13,379 free restricted shares to Mattia in 2010, plus $2 million dollars in cash separation benefits. Source: U. S. Securities & Exchange Commission filing.

Several other departing executives have also received ***unvested*** free restricted shares.

Performance Share Units:

Performance Share Units, another form of free restricted stock, have been awarded to senior executives in recent years.

While Performance Share Units have been forfeited when performance metrics were not achieved, Coca-Cola typically replaces forfeited Performance Share Units with new awards to the same executive.

Stock Performance:

Coca-Cola has awarded millions of free restricted shares to attract and retain senior executives since 1983.

Yet, adjusted for the 2:1 stock split in 2012, Coca-Cola's share price peaked at $44.50 in 1998. Fifteen (15) years later, on 10-25-13, when this shareowner proposal was submitted, Coca-Cola's share price closed at $39.03 or ***-12.3% below its all time high.***

John J. Gilbert:

This shareowner proposal is dedicated to the memory of John J. Gilbert, a champion of corporate governance.

Gilbert created the Shareowner Proposal System, calling it the ***"Magna Carta"*** of shareowner rights.

Shareowner Proposal:

Resolved that shareowners urge Coca-Cola's Board to preclude the release of ***Unvested*** restricted stock awards and ***Unvested*** Performance Share Unit awards, unless approved by a vote of shareowners.

Edward Jones
20 Atlanta Street S E
Marietta, GA 30060
(770) 514-7070

Al Cass
Financial Advisor

Edward Jones

Gloria K Bowden - Associate General Counsel & Secretary
Coca-Cola Company
1 Coca-Cola Plaza
Atlanta, Georgia 30313

RE: 2014 Shareowner Proposal of Elton Shepherd
To Coca-Cola dated October 25, 2013

Dear Ms. Bowden:

As of October 25, 2013, the date Mr Shepherd submitted his shareowner proposal, he was the holder of record of 50,646 shares of Coca-Cola common stock. We currently hold these shares in street name for Mr. Shepherd in his Edward Jones accounts.

Further, we confirm that Mr. Shepherd is eligible to submit a shareowner proposal because he has continuously and beneficially held from October 25, 2012 to October 25, 2013, at least $2,000 in market value of Coca-Cola common stock in his Edward Jones accounts. Therefore, he is entitled to vote on his shareholders proposal at the 2014 annual shareowners meeting.

Mr. Shepherd has informed Edward Jones that he intends to hold his Coca-Cola common stock through the date of the 2014 annual shareowners meeting.

Cordially

Al Cass, AAMS
Financial Advisor
Edward Jones

The Coca-Cola Company

COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P. O. BOX 1734
ATLANTA, GA 30301

404 676-2121
OUR REFERENCE NO.

November 5, 2013

Certified Mail, Return Receipt Requested

Mr. Elton Shepherd

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Shepherd:

On November 1, 2013, we received your letter dated October 25, 2013 addressed to Gloria K. Bowden, Associate General Counsel and Secretary of The Coca-Cola Company (the "Company") in which you submitted a shareholder proposal for inclusion in the Company's proxy statement for its 2014 Annual Meeting of Shareowners. A copy of this letter is attached.

Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you of the following eligibility deficiency in your letter:

> You did not include any information to prove that you have continuously held, for the one-year period preceding and including the date you submitted your shareholder proposal to us on November 1, 2013, shares of Company Common Stock having at least $2,000 in market value or representing at least 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records do not list you as a registered holder of shares of Company Common Stock. Since you are not a registered holder of shares of Company Common Stock, you must establish your ownership of Company stock by one of the means described in Rule 14a-8(b)(2) [Question 2] (for example if your shares are held indirectly through your broker or bank). *Staff Legal Bulletin No. 14F* (October 18, 2011) and *Staff Legal Bulletin No. 14G* (October 16, 2012) provide guidance on submitting proof of ownership.

The requested information must be furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If you do not do so, we may exclude your proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8 and *Staff Legal Bulletin No. 14F* (October 18, 2011) and *Staff Legal Bulletin No. 14G* (October 16, 2012). To transmit your reply electronically, please reply to my attention at the following fax number: 404-598-2187 or e-mail at jkamenz@coca-cola.com; to reply by courier, please reply to my attention at NAT 2136, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2136, P.O. Box 1734, Atlanta, Georgia, 30301.

Please do not hesitate to call me at 404-676-2187 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

A. Jane Kamenz
Securities Counsel

c: Gloria Bowden
Mark Preisinger

Enclosures

the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement

released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to Paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to Paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Director Elections***: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

Note to Paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that

information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)

(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Edward Jones
20 Atlanta Street S E
Marietta, GA 30060
(770) 514-7070

Al Cass
Financial Advisor

EdwardJones

Gloria K. Bowden - Associate General Counsel & Secretary
Coca-Cola Company
1 Coca-Cola Plaza
Atlanta, Georgia 30313
FAX No.: 404-598-2187

RE: 2014 Shareowner Proposal of Elton Shepherd
To Coca-Cola dated November 1, 2013

Dear Ms. Bowden:

As of November 1, 2013, the date Mr. Shepherd submitted his shareowner proposal, he was the holder of record of 50,646 shares of Coca-Cola common stock. We currently hold these shares in street name for Mr. Shepherd in his Edward Jones accounts.

Further, we confirm that Mr. Shepherd is eligible to submit a shareowner proposal because he has continuously and beneficially held from November 1, 2012, to November 1, 2013, at least $2,000 in market value of Coca-Cola common stock in his Edward Jones accounts. Therefore, he is entitled to vote on his shareholders proposal at the 2014 annual shareowners meeting.

Mr. Shepherd has informed Edward Jones that he intends to hold his Coca-Cola common stock through the date of the 2014 annual shareowners meeting.

Cordially,

Al Cass, AAMS
Financial Advisor
Edward Jones

Exhibit B

Shareowner Proposal Regarding Restricted Stock (Item 6)

Elton W. Shepherd, *** FISMA & OMB Memorandum M-07-16 *** , owner of 26,342 shares of Common Stock, submitted the following proposal:

In 1983, Coca-Cola Established A Restricted Stock Program.

I Believe Restricted Stock Is Antithetical To Corporate Governance "Best Practices."

It is ***free.***

Has ***no*** performance requirements.

Includes dividends and voting rights.

Dilutes the ownership of common shareowners.

And, guarantees recipients a profit, ***even if Coca-Cola's stock price decreases.***

Two Former Executives Received Nearly 14,000,000 Free Restricted Shares.

Executive	Market Value of Free Restricted Shares On October 10, 2008
Goizueta	$466,000,000
Keough	$110,000,000
Total	***$576,000,000***

Although Free Restricted Shares Vest At Age 62, After A 5 Year Restriction Period, Coca-Cola Has Repeatedly Released Unvested Shares To Departing Executives.

Executive	Market Value of Unvested Free Shares Upon Departure	
Ivester	$ 98,000,000	. . . Under Ivester our stock dropped from $58 to $52.
Stahl	$ 19,100,000	. . . Stahl also received a $3,500,000 cash severance.
Daft	$ 8,320,000	. . . Under Daft our stock fell from $52 to $51.
Chestnut	$ 5,190,000	
Frenette	$ 3,600,000	
Isdell	$ 3,050,000	. . . Isdell left in 1998, returned as CEO in 2004.
Dunn	$ 2,500,000	
Ware	$ 1,600,000	. . . Ware also received a $1,275,000 special bonus and consulting contract.
Total	***$141,360,000***	

Other Departing Executives Received Free Shares Under Employment Contracts.

Executive	Market Value of Free Shares Upon Departure	
Patrick	$ 3,490,000	. . . Patrick also received a $2,000,000 consulting contract which, according to the Atlanta Journal-Constitution, required "no obligation to work any hours during any period of time."
Heyer	$ 2,080,000	. . . Heyer also received an $8,000,000 cash severance.

In 2003, Coca-Cola Established A Performance Share Unit Program.

Performance Share Units, Another Form Of Free Stock, Are Forfeited Unless Compound Earnings Per Share Growth Targets Are Acheived. However, Earnings Per Share Can Be Manipulated.

In 2005, the Securities & Exchange Commission determined that Coca-Cola inflated earnings per share by "channel stuffing" concentrate from 1997-1999 in Japan.

In July 2008, the Wall Street Journal reported that Coca-Cola reached a $137 million dollar settlement of a lawsuit "filed by investors who claim the global beverage giant ***artificially inflated sales to boost its stock price."***

The Wall Street Journal report also stated that "the suit named Coca-Cola and ***four former executives as defendants."***

Former CEO Isdell Received Over $42,000,000 In Free Stock.

Restricted shares upon departure in 1998	$22,490,000
Restricted shares upon return in July 2004	$ 3,580,000
Performance Share Units, 2005-2007	$16,045,000
Total	***$42,115,000***

During CEO Isdell's Tenure, Coca-Cola Stock Rose From $51 To $52.

Robert Woodruff Never Received Free Stock.

Since 2002, PepsiCo Has Outperformed Coca-Cola By + 38%.

	$100 Investment-Stock Price Appreciation Plus Dividends		
	12-31-2002	12-31-2007	Return
Coca-Cola*	$100	$158	+58%
PepsiCo	$100	$196	+96%

* Coca-Cola's stock price peaked at $89 in 1998.

My 2007 Shareowner Proposal Regarding Free Restricted Stock Received 532,000,000 Votes Or 32%. Thanks.

Resolved That Shareowners Urge Coca-Cola's Board That A Significant Percentage Of Future Awards Of Free Restricted Stock And Performance Share Units To Senior Executives And Board Members ...

Are performance based;

Are tied to company specific performance metrics, performance targets and timeframes clearly communicated to shareowners;

And, can not be prematurely released or substantially altered ***without a shareowners vote.***

Statement Against Shareowner Proposal Regarding Restricted Stock

The proposal calls for "a significant percentage of future awards of free restricted stock and performance share units" issued "to senior executives and Board members" to be performance based and tied to Company specific performance metrics, performance targets and timeframes clearly communicated to shareowners.

The Company has already substantially implemented the proposal.

For the last eight years, the great majority of the restricted stock and performance share units that were awarded to the Company's senior executives have had substantial performance criteria tied to the Company's long-term performance measures. Consequently, the proposal inaccurately characterizes these awards. This stock is not "free."

The proposal lists twelve individuals who received "free" restricted shares. The restricted stock awards made to ten of these individuals were the result of decisions made prior to May 2001. In 2001, the Company's shareowners approved an amendment to the 1989 Restricted Stock Plan to allow for performance-based awards to key Company employees. This amendment lists the performance criteria from which the Compensation Committee may choose to grant an award. The performance measures established by the Compensation Committee are communicated to shareowners in the Company's proxy statements. Where performance is not met, the awards are forfeited, in whole or in part. For example, all of the performance-based restricted stock granted in May 2001, which had a compound annual growth in earning per share target of 11% over the performance period, was forfeited because the performance was not achieved. One-third of the performance share units awarded for the 2004-2006 performance period were forfeited because the performance target for the three-year period was not fully met. The Compensation Committee has not waived required performance criteria for any performance share units. The Compensation Committee only uses time-based restricted stock sparingly in hiring situations and for retention.

In the last four years, no restricted stock awards to Named Executive Officers have been released prior to the lapse of restrictions established by the award. In fact, the Compensation Committee has adopted a policy that would limit the release of unvested restricted shares. The policy provides for seeking shareowner approval of any severance arrangements for senior executives that result in payments in excess of 2.99 times total salary and bonus. The policy contains a specific provision addressing the early vesting of equity compensation.

The Company has and continues to pay for performance. The Company *already* makes a significant portion of executive compensation at-risk, subject to performance criteria aligned with creating return for our shareowners, and *already* ties awards of restricted stock and performance share units to specific performance targets and timeframes that are clearly communicated to shareowners. Therefore, the Company has *already* substantially implemented the proposal, making a vote for the proposal unnecessary.

The Board of Directors recommends a vote
AGAINST
the proposal regarding restricted stock.

Exhibit C

Shareowner Proposal Regarding Restricted Stock (Item 5)

Elton Shepherd, *** FISMA & OMB Memorandum M-07-16 *** ?, owner of 26,336 shares of Common Stock, submitted the following proposal:

In 1983, Coca-Cola Established A Restricted Stock Program.

Coca-Cola Claims That Restricted Stock Is Not Free.

The cost of restricted stock is . . . *ZERO.*

Moreover, free restricted stock guarantees recipients a profit, even if Coca-Cola's stock price decreases.

Since 1983, $1.9 Billion Dollars Of Free Restricted Shares Have Been Awarded, Including These Grants . . .

Executive	Market Value of Free Restricted Stock On October 10, 2009
Goizueta	$614,000,000
Keough	$144,000,000
Total	$758,000,000

I Believe It Would Have Been Wiser To Reinvest This $1.9 Billion Dollars In Our Great Enterprise To Foster Its Continued Prosperity.

In 2003, Coca-Cola Established A Performance Share Unit Program.

Performance Share Units, Another Form Of Free Stock, Are Forfeited Unless Compound Financial Growth Targets Are Achieved.

During The 2006-2008 Performance Period, "Comparable" Earnings Per Share Growth Targets Were Established.

"Comparable" EPS, Which Exclude Certain Accounting Charges, Were Significantly Higher Than Actual EPS, Resulting In Larger Free Stock Awards.

Year	"Comparable" EPS	Actual EPS
2005 (Base Year)	$2.17	$2.04
2006	$2.37	$2.16
2007	$2.70	$2.57
2008	$3.16	$2.49
2006-2008 Compound Growth	***+13.4%***	***+6.8%***

Earnings Per Share Can Be Adjusted By Other Means.

In 2005, the Securities & Exchange Commission determined that Coca-Cola inflated earnings per share by "channel stuffing" concentrate in Japan.

In 2008, Coca-Cola settled a "channel stuffing" lawsuit for $138 million dollars.

Coca-Cola's Restricted Stock Program Allows Our Board To "Amend The Plan Without A Shareowner Vote."

Coca-Cola Has Repeatedly Used This Provision To Release Unvested, Free Shares To Departing Executives Including . . .

Executive	Market Value of Unvested Free Shares Upon Departure
Ivester	$ 98,000,000 . . . Under Ivester our stock dropped from $58 to $52.
Stahl	$ 19,000,000
Total	$117,000,000

Coca-Cola Claims That My Proposal To Preclude The Release Of Unvested Free Shares, Unless Approved By Shareowners, Has Been Substantially Implemented.

However, Coca-Cola Continues To Release Unvested, Free Shares To Departing Executives Including . . .

Executive	Number of Unvested Free Shares Released
Minnick	19,228 . . . released in 2007.
Mattia	13,379 . . . PSU's are converted to shares at retirement, ***if the executive has at least 5 years of service***. Mattia retired in 2008 with just 3 years of service. These shares will be released in 2010, if performance criteria are met.

Robert Woodruff Never Received Free Stock.

As A Coca-Cola Employee, I Received Stock Options Which I Support For All Employees.

I purchased all of my vested options, while unvested options were forfeited.

Thus, I believe departing executives should forfeit unvested, free restricted shares.

Your Vote Matters . . . I Believe Shareowner Support Of My Proposal Was A Key Reason Former CEO Daft's 1,500,000 Unvested, Free Restricted Shares Were Forfeited When He Departed In 2004.

If your shares are held by a financial institution, please instruct your fiduciary to vote YES.

Resolved That Shareowners Urge Coca-Cola's Board That A Significant Percentage Of Future Awards Of Free Restricted Stock And Performance Share Units To Senior Executives And Board Members...

Are performance based.

Are tied to Company specific performance metrics, performance targets and timeframes clearly communicated to shareowners.

And, can not be released or substantially altered ***without a shareowner vote***.

Statement Against Shareowner Proposal Regarding Restricted Stock

The proposal calls for "a significant percentage of future awards of free restricted stock and performance share units" issued "to senior executives and Board members" to be performance-based and tied to Company specific performance metrics, performance targets and timeframes clearly communicated to shareowners.

The Company has paid and continues to pay for performance. The Company agrees with the pay for performance approach and has implemented a policy reflecting this. This proposal has been substantially implemented. The proponent has not taken changes to our compensation program into consideration as part of his proposal, which is largely identical to the proposal he submitted last year and in previous years. Last year nearly 90% of the Company's shareowners rejected this same proposal.

As a result of our pay for performance approach, for the last nine years the great majority of the restricted stock and performance share units awarded to the Company's senior executives have had substantial performance criteria tied to the Company's long-term performance measures. Consequently, the proposal inaccurately characterizes these awards. This stock is not "free".

In 2001, the Company's shareowners approved an amendment to the Company's 1989 Restricted Stock Award Plan to allow for performance-based awards to key Company employees. This amendment lists the performance criteria from which the Compensation Committee of the Board may choose to grant an award. The performance measures established by the Compensation Committee are communicated to shareowners in the Company's proxy statements. Where performance is not met, the awards are forfeited, in whole or in part.

For example, all of the performance-based restricted stock granted in May 2001, which had a compound annual growth in earnings per share target of 11% over the performance period, was forfeited because the performance was not achieved. One-third of the performance share units awarded for the 2004–2006 performance period were forfeited because the performance target for the three-year period was not fully met. Most recently, as described in more detail on page 54, the results for the 2007–2009 performance period were certified in February 2010 and executives earned 98% of the target shares because performance fell below the target level. The Compensation Committee only uses time-based restricted stock sparingly primarily in hiring situations and for retention.

The Compensation Committee has adopted a policy that would limit the release of unvested restricted shares. The policy provides for seeking shareowner approval of any severance arrangements for senior executives that result in payments in excess of 2.99 times total salary and bonus. The policy contains a specific provision addressing the early vesting of equity compensation.

Our compensation programs are designed to reward employees for producing sustainable growth for our shareowners. The Company *already* makes a significant portion of executive compensation subject to performance criteria aligned with creating return for our shareowners, and *already* ties awards of restricted stock and performance share units to specific performance targets and timeframes that are clearly communicated to shareowners. Therefore, the Company has *already* substantially implemented the proposal. As almost 90% of shareowners recognized last year, a vote for the proposal is unnecessary.

The Board of Directors recommends a vote
AGAINST
the proposal regarding restricted stock.